15047112

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40844

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alliance Affiliated Equities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7227 Metcalf Avenue, Suite 201
(No. and Street)

Overland Park	KS	66204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David P. Dyer (913) 428-8278
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gottlieb, Flekier & Co., P.A.
(Name – *if individual, state last, first, middle name*)

12721 Metcalf Avenue, Suite 201	Overland Park	KS	66213
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2015
14 REGISTRATIONS BRANCH

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David P. Dyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliance Affiliated Equities Corporation, as of December 31st, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN C. SCHMITT
Notary Public, State of Kansas
My Appointment Expires 3/8/2016

Signature

President

Title

Susan C. Schmitt

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alliance Affiliated Equities Corporation

Financial Statements and
Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2014

CONTENTS

Gottlieb, Flekier & Co., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
Jerrold L. Gottlieb • Steven M. Flekier • Danielle L. Bordman

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Alliance Affiliated Equities Corporation
Overland Park, KS

Report on the Financial Statements

We have audited the accompanying financial statements of Alliance Affiliated Equities Corporation (a Texas corporation) (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

Management's Responsibility for the Financial Statements

Alliance Affiliated Equities Corporation's management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

We conducted our audit with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

12721 METCALF AVE., SUITE 201 • OVERLAND PARK, KANSAS 66213-2619
TEL 913-491-6655 • FAX 913-491-0429

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Alliance Affiliated Equities Corporation as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

The supplemental information contained in Schedules I, II, III, and IV (on pages 15-18) has been subjected to the auditing procedures performed in conjunction with the audit of Alliance Affiliated Equities Corporation's financial statements. The supplemental information is the responsibility of Alliance Affiliated Equities Corporation's management. Our audit procedures, included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

Gottlieb Flekier & Co., P.A.

Gottlieb, Flekier & Co., P.A.
Overland Park, KS
February 11, 2015

Alliance Affiliated Equities Corporation
Statement of Financial Condition
December 31, 2014

Assets

Assets:		
Cash and cash equivalents	$	76,163
Accounts receivable		255,035
Carried interest in limited partnership		26,466
CRD account		223
Prepaid expenses		15,554
Total Assets	$	373,441

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	26,877
Accounts payable and accrued expenses		29,565
Deferred tax liability		29,396
Total Liabilities		85,838
Stockholder's Equity:		
Common Stock:		
Class A common stock, $.01 par value, 7,500,000 shares authorized, 750,000 shares issued and outstanding		7,500
Class B non-voting common stock, $.01 par value, 5,000,000 authorized, 0 shares issued and outstanding		-
Preferred Stock:		
Non-Cumulative Preferred Stock, $10.00 par value, 2,500,000 authorized, 0 shares issued and outstanding		-
Additional paid-in capital		41,500
Retained earnings		238,603
Total Stockholder's Equity		287,603
Total Liabilites and Stockholder's Equity	$	373,441

The accompanying notes are an integral part of these financial statements.

Alliance Affiliated Equities Corporation
Statement of Operations
For the Year Ended December 31, 2014

Revenue:		
Security commission income	$	3,041,432
Other income		23,927
Total Revenue		3,065,359
Expenses:		
Officer compensation and benefits		1,257,089
Service fees		1,310,100
Regulatory agency fees		31,754
Commissions		392,584
Legal		114,964
Legal settlement		90,000
Loss on carried interest in limited partnership value		51,224
Professional services		27,145
Other		15,743
Total Expenses		3,290,603
Net Loss Before Taxes		(225,244)
Deferred income tax benefit		49,045
Net Loss	$	(176,199)

The accompanying notes are an integral part of these financial statements.

Alliance Affiliated Equities Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2014

	Class A Common Stock	Class B Common Stock	Preferred Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2013	$ 7,500	$ -	$ -	$ 11,500	$ 414,802	$ 433,802
Net loss	-	-	-	-	(176,199)	(176,199)
Stockholder Contributions	-	-	-	30,000	-	30,000
Balances, December 31, 2014	$ 7,500	$ -	$ -	$ 41,500	$ 238,603	$ 287,603

The accompanying notes are an integral part of these financial statements.

Alliance Affiliated Equities Corporation
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash Flows from Operating Activities:		
Net loss	$	(176,199)
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income tax benefit		(49,045)
Unrealized loss in carried interest in limited partnership		51,224
Changes in:		
Accounts receivable		118,065
Prepaid expenses		4,202
Commissions payable		3,202
Accounts payable and accrued expenses		24,565
Cash Used in Operating Activities		(23,986)
Cash Flows from Financing Activities:		
Stockholder contribution		30,000
Cash Provided from Financing Activities		30,000
Net change in cash		6,014
Cash and cash equivalents, beginning of period		70,149
Cash and cash equivalents, end of period	$	76,163

The accompanying notes are an integral part of these financial statements.

Note A – Nature of Operations

Alliance Affiliated Equities Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Texas corporation wholly owned by Mr. David Dyer, an individual, and is headquartered in Overland Park, Kansas.

The Company's primary activity is to identify and obtain investors for its private placement sponsors. These activities result in commission income to the Company from its sponsors.

Note B – Summary of Accounting Policies

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Accounting Method

These financial statements are prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

Fees from commissions and the related costs are recognized in the period in which the commissions are earned.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Income Tax topic of *FASB Accounting Codification* provides guidance on how to measure and account for various tax positions. If applicable, the Company will recognize interest and penalties related to any underpayment of income taxes in the year incurred. The Company is not at the present time under examination by any taxing authority. Effectively, all years for federal and state income examination are closed for any year ended prior to December 31, 2011.

Uncertain Tax Positions

The Company has adopted FASB ASC 740-10-25, *Accounting for Uncertainty in Income Taxes.* The Company will record a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Note B – Summary of Accounting Policies (Continued)

Uncertain Tax Positions (Continued)
The Company's evaluation on December 31, 2014 revealed no uncertain tax positions that would have a material impact on the financial statements. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

Cash and Cash Equivalents
The Company considers all highly liquid investments, including certificates of deposit and money market funds, to be cash equivalents.

Accounts Receivable
Accounts receivable consists primarily of commissions receivable from the Company's product sponsors.

The Company uses the allowance for doubtful accounts method of valuing doubtful accounts receivable, which is based on historical experience coupled with a review of the current status of existing receivables.

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Carried Interest in Limited Partnership
During 2012, the Company was awarded a 1.67% carried interest in one of its offerings from the offering sponsor in lieu of cash commissions. The interest is carried at cost less any distributions received in accordance with the Investments topic of FASB Accounting Codification for non-controlled entities. The carried interest in the limited partnership is reviewed for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the carrying amount is greater than its fair value.

Estimates
Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

Subsequent Events
Subsequent to December 31, 2014, the Company submitted a tax election to the Internal Revenue Service, to change the Company's tax status to an S Corporation effective January 1, 2015. Assuming the election is confirmed by the Internal Revenue Service, the Company will no longer be responsible for tax payments. The taxes associated with the results of the Company will become the responsibility of the stockholder. Any deferred tax liabilities or assets will be eliminated at the date the Company ceases to be a taxable entity, and would be included as

Note B – Summary of Accounting Policies (Continued)

Subsequent Events (Continued)
income from operations. The income that would be recognized for the year ended December 31, 2015 would be $29,396. Management has evaluated subsequent events through February 11, 2015, the date on which the financial statements were available to be issued.

Note C – Fair Value Measurements

FASB ASC 820, *Fair Value Measurements and Disclosures*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy are described as follows:

- Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date.
- Level 2: Directly or indirectly observable inputs as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data from actively quoted markets for substantially the full term of the financial instrument.
- Level 3: Unobservable inputs that are supported by little or no market activity and reflect the use of significant management judgment.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

During 2014, management concluded that its carried interest in an oil and gas limited partnership was impaired, primarily due to expired leases and the price of oil. With input from the General Partner of the limited partnership regarding the loss of value, management calculated and recorded an impairment loss of $51,224 during the year ended 2014. This non-recurring fair value measurement utilized level 3 inputs.

The following table provides a summary of changes in fair value of the carried interest in limited partnership:

Note C – Fair Value Measurements (Continued)

Carried interest in limited partnership, value at December 31, 2013	$ 77,690
Less: impairment expense	(51,224)
Carried interest in limited partnership, value at December 31, 2014	$ 26,466

Note D – Income Taxes

Deferred tax liabilities are attributable to accounts receivable and state deferred tax assets which are included on the tax return in the year the cash transaction occurs as well as its carried interest in limited partnership received in lieu of commissions. Deferred tax assets are attributable to the Company's accrued expenses, accounts and commission payable, and state deferred tax liabilities which are included on the tax return in the year the cash transaction occurs, as well as net operating loss carryforwards.

Deferred tax assets are recognized for net operating loss carryforwards. The Company has federal net operating loss carryforwards of approximately $83,000 and state net operating loss carryforwards of approximately $110,000 at December 31, 2014. The federal net operating loss carryforward will expire in 2024.

The following details the tax expense for the year ended December 31, 2014.

	Current	Deferred	Total
U.S. Federal	$ -	$ 38,384	$ 38,384
State and local	-	10,661	10,661
	$ -	$ 49,045	$ 49,045

The net deferred income tax assets and liabilities in the balance sheet as of December 31, 2014 consist of the following:

Deferred tax assets	$ 22,677
Deferred tax liabilities	(52,073)
Net Deferred Tax Liability	$ (29,396)

Note E - Related Party Transactions

The Company obtains management services and occupancy facilities under the terms of a service agreement with an entity owned by the Company's sole stockholder. For the period ended December 31, 2014, service fees of $1,310,100 were paid to this related entity.

Note F – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2014 the Company had allowable net capital of $28,393, which was in excess of its required net capital of $5,000. The Company's indebtedness to net capital ratio at December 31, 2014 was 199%.

Note G – Required Information Omitted

The Company has no liabilities subordinated to claims of general creditors as of December 31, 2014; therefore, the statement of changes in liabilities subordinated to claims of general creditors has been omitted.

The Company does not maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" and it has not held "physical possession or control" of any securities for customers since operations commenced. Information relating to the possession or control requirements in Rule 15c3-1 is also omitted.

Note H – Officer Compensation and Benefits

Officer compensation and benefits includes $1,145,975 in commissions, $58,500 in salary, and $52,614 in payroll taxes and medical employee benefits expenses.

Note I – Concentration of Credit Risk

The Company maintains cash balances at two banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation. At December 31, 2014, the Company does not have cash and deposits exceeding the insured limits.

Financial instruments that potentially subject the Company to credit risk consist principally of accounts receivable.

Note J – Concentration of Credit Risk (Continued)

Two investment sponsors accounted for approximately 80% of the Company's revenue for the year ended December 31, 2014.

Note K – Legal Proceedings

The Company is a defendant in three lawsuits arising in the normal course of business. In the opinion of management, with the advice of its legal counsel, the amount of potential liability cannot be estimated, nor is a liability considered probable. Therefore no liability related to these lawsuits has been accrued at December 31, 2014.

During 2014, the Company settled two cases, for a total settlement expense of $90,000. The Company admitted no guilt in these settlements and determined that the legal fees would exceed the cost to settle the lawsuits.

Alliance Affiliated Equities Corporation
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2014

Net Capital

Total Stockholder's Equity	$ 287,603
Less Non-allowed Assets:	
Prepaid expenses	15,554
Carried interest in limited partnership	26,466
CRD account	223
Accounts receivable	246,035
Total Non-allowed Assets	288,278
Add: Deferred tax liability	29,396
Less: Haircuts on securities	328
Net capital	$ 28,393
Minimum net capital required	$ 5,000
Total aggregate indebtedness	$ 56,442
Percentage of aggregate indebtedness to net capital	199%

Reconciliation with Company's Computation

Net capital per Company's fourth quarter FOCUS report	$ 28,393
Net capital reported above	$ 28,393

Alliance Affiliated Equities Corporation
Schedule II
Computation of Reserve Requirements under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2014

An exemption is claimed from Rule 15c3-3 under the exemptive provisions of paragraph (k)(2)(i) as the Company does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Refer to the Company's Exemption Report on Page 19.

Alliance Affiliated Equities Corporation
Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2014

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of December 31, 2014.

Refer to the Company's Exemption Report on Page 19.

Alliance Affiliated Equities Corporation
Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customer's
Regulated Commodity Futures and Options Accounts
December 31, 2014

The Company is exempt under Rule 15c3-3(k)(2)(i).

Alliance Affiliated Equities Corporation

January 15, 2015

Exemption Report

The data has been reviewed and tested for the fiscal year 2014, and to our best knowledge and belief, we have met the exemption provisions of Rule 15c3-3(k)(2)(i) without exception.

David P. Dyer

Darci N. Andersen

7227 Metcalf Avenue • Suite 201 • Overland Park, Kansas 66204
913-428-8278 • Toll Free 800-453-5155 • Fax 913-428-8279

Gottlieb, Flekier & Co., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
Jerrold L. Gottlieb • Steven M. Flekier • Danielle L. Bordman

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Alliance Affiliated Equities Corporation
Overland Park, KS

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Alliance Affiliated Equities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Alliance Affiliated Equities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Alliance Affiliated Equities Corporation stated that Alliance Affiliated Equities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Alliance Affiliated Equities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alliance Affiliated Equities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Gottlieb Flekier & Co., P.A.

Gottlieb, Flekier & Co., P.A.
Overland Park, KS
February 11, 2015

12721 METCALF AVE., SUITE 201 • OVERLAND PARK, KANSAS 66213-2619
TEL 913-491-6655 • FAX 913-491-0429

Gottlieb, Flekier & Co., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
Jerrold L. Gottlieb • Steven M. Flekier • Danielle L. Bordman

Independent Accountant's Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of
Alliance Affiliated Equities Corporation
7227 Metcalf Avenue, Suite 201
Overland Park, KS 66204

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Alliance Affiliated Equities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Alliance Affiliated Equities Corporation's compliance with the application instructions of Form SIPC-7. Alliance Affiliated Equities Corporation's management is responsible for Alliance Affiliated Equities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (general ledger) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (trial balance and general ledger) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (trial balance and general ledger) supporting the adjustments noting no differences.

12721 METCALF AVE., SUITE 201 • OVERLAND PARK, KANSAS 66213-2619
TEL 913-491-6655 • FAX 913-491-0429

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed the additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Gottlieb Flekier & Co., P.A.

Gottlieb, Flekier & Co., P.A.
Overland Park, KS
February 11, 2015